

05036395

SECURITIᴇₛⱼₑₗₑ
Washington, D.C. 2u54ɔ

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__315 Post Road West__
(No. and Street)

__Westport__   __Connecticut__   __06880__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John A. Vaccaro__   __(203)226-0222__
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Dworken, Hillman, LaMorte & Sterczala, P.C.__
(Name – if individual, state last, first, middle name)

__Four Corporate Drive, Suite 488__   __Shelton__   __Connecticut__   __06484__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an Independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John A. Vaccaro_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Westport Resources Investment Services, Inc._____, as of _December 31_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____   _____
                                                                                              Signature

                                                                                              _____
                                                                                              Title

_____
        Notary Public   My commission expires 11/30/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2004



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants/Business Consultants

FOUR CORPORATE DRIVE • SUITE 488 • SHELTON, CT 06484

James G. Cosgrove, CPA
Walter R. Fulton, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on
Internal Controls Required by SEC Rule 17a-5

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 8, 2005
Shelton, Connecticut

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2004 and 2003

CONTENTS



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants/Business Consultants

FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Walter R. Fulton, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 8, 2005

Dworken, Hillman, LaMorte & Sterczala P.C.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2004	**2003**
Assets		
Cash and cash equivalents	**$332,028**	$343,068
Receivable from clearing broker	**195,139**	195,294
Other receivables		1,616
Securities owned - at market value (Note 3)	**13,519**	13,203
Secured demand note receivable (Note 2)	**75,000**	75,000
Equipment and improvements (Note 4)	**23,103**	10,794
Deferred income taxes (Note 8)		13,300
Due from affiliate (Note 2)	**92,472**	59,262
Other assets	**110,756**	80,814
Total Assets	**$842,017**	$792,351
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	**$281,260**	$303,056
Deferred income taxes (Note 8)	**5,400**	2,600
Total Liabilities	**286,660**	305,656
Liability subordinated to claims of general creditors (Note 5)		75,000
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized,		
404 shares issued and outstanding	**152,750**	152,750
Retained earnings	**402,607**	258,945
Total Shareholders' Equity	**555,357**	411,695
Total Liabilities and Shareholders' Equity	**$842,017**	$792,351

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2004	2003
Revenue:		
Commissions	$3,102,211	$2,937,680
Interest income	14,601	19,047
Other income	99,900	100,150
	3,216,712	3,056,877
Expenses:		
Employee compensation	1,101,974	1,022,361
Commissions	1,062,900	1,197,656
Clearance costs	520,682	443,757
Office supplies and expenses	229,404	229,232
Professional fees	151,875	167,134
Rent, occupancy and equipment costs	98,852	126,509
Travel and entertainment	68,345	45,504
Marketing and advertising	36,885	26,894
Pension expense (Note 6)	32,755	18,870
Dues and subscriptions	26,023	32,354
Quote services	23,538	48,807
Regulatory fees	19,725	19,444
Depreciation	10,537	6,349
Contributions	4,354	5,534
Interest expense (including interest on subordinated liability 2004, $2,188; 2003, $3,746) (Note 5)	2,717	3,958
Reimbursement for support services (Note 2)	(415,000)	(400,078)
	2,975,566	2,994,285
Income before provision for income taxes	241,146	62,592
Provision for income taxes (Note 8)	97,484	23,787
Net income	$ 143,662	$ 38,805

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2003	$152,750	$220,140	$372,890
Net income		38,805	38,805
Balance, December 31, 2003	152,750	258,945	411,695
Net income		143,662	143,662
Balance, December 31, 2004	$152,750	$402,607	$555,357

See notes to financial statements.

4

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at January 1, 2003	$75,000 *
Subordinated liabilities at December 31, 2003	$75,000 *
Subordinated liabilities at December 31, 2004	$ 0

* *The subordinated liabilities qualify as equity capital under the provisions of the Securities and Exchange Rule 15c3-1(d)*

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$143,662	$ 38,805
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	10,537	6,349
Deferred income tax expense	16,100	5,900
Decrease (increase) in assets:		
Receivable from clearing broker	155	(76,528)
Other receivables	1,616	219
Securities owned at market value	(316)	(666)
Income taxes receivable		73,142
Due from affiliate	(33,210)	(55,775)
Other assets	(29,942)	(757)
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities	(21,796)	134,517
Net cash provided by operating activities	86,806	125,206
Cash flows from investing activities:		
Capital expenditures	(22,846)	
Net cash used in investing activities	(22,846)	
Cash flows from financing activities:		
Repayments of subordinated debt	(75,000)	
Net cash used in financing activities	(75,000)	
Net increase (decrease) in cash and cash equivalents	(11,040)	125,206
Cash and cash equivalents, beginning	343,068	217,862
Cash and cash equivalents, ending	$332,028	$343,068

See notes to financial statements.

6

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

1. **Description of the Company and summary of significant accounting policies:**

    Description of Company:

    Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

    In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

    The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

    The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2004 and 2003, amounts were owed to the clearing broker by these customers, who were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2004 and 2003, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

    Significant accounting policies:

    Securities transactions:

    Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

7

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Investment banking:

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease.

8

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

1. **Description of the Company and summary of significant accounting policies** (continued):

   Significant accounting policies (continued):

   Income taxes:

   Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes and state net operating losses.

2. **Related party transactions:**

   The Company has a note receivable from a shareholder secured by marketable securities. The note is non-interest bearing and is due on demand.

   The Company and an affiliate through common ownership share common personnel. The Company charged the affiliate $415,000 in 2004 and $400,078 in 2003, net for these common expenses. The Company has receivables of $92,472 and $59,262 from this affiliate at December 31, 2004 and 2003, respectively.

3. **Securities owned:**

   Marketable securities owned consist of trading and investment securities, at market value, as follows:

	2004	2003
Municipal bonds	$13,519	$13,203

4. **Equipment and improvements:**

	2004	2003
Office equipment	$41,496	$31,741
Leasehold improvements	13,161	
	54,657	31,741
Less accumulated depreciation	31,554	20,947
	$23,103	$10,794

5. **Liability subordinated to claims of general creditors:**

Liability subordinated to claims of general creditors consists of a $75,000 collateralized secured demand note agreement with interest at a rate of 5% per annum, which has been advanced by a shareholder and matures on September 30, 2005. The subordinated liability has been advanced under an agreement pursuant to the rules and regulations of the NASD.

The subordinated loan agreement is withdrawable by the lender at the stated maturity date or the Company can accelerate retirement. Any subordinated debt can be retired only if, after giving effect to such retirement, the Company meets the net capital requirements governing withdrawal of subordinated debt. During 2004, the Company elected to repay this obligation. The Company received approval from the NASD.

6. **Employee benefits:**

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $32,755 and $18,870 in 2004 and 2003, respectively.

7. **Commitments and contingencies:**

Leases:

The Company leases office space, furniture, and equipment under noncancellable operating leases expiring through December 2008. The office lease contains a renewal option for up to five additional years and escalation clauses. The furniture and equipment are leased from a shareholder of the Company. Future minimum lease payments on these leases are as follows:

	Related Party	Other	Total
Year ending December 31:			
2005	$13,200	$153,500	$166,700
2006	11,100	143,100	154,200
2007	3,700	139,500	143,200
2008		145,000	145,000
	$28,000	$581,100	$609,100

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

7. **Commitments and contingencies** (continued)

Leases (continued):

Rent expense to the shareholder for furniture and equipment leases was $18,800 and $20,300 in 2004 and 2003, respectively.

Contingencies:

As part of its business, the Company is involved in several arbitration matters with customers. In the opinion of management, the outcome of these matters will not have a material effect on the financial position of the Company.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

The Company has a clearing agreement with National Financial Services through December 31, 2005. Early termination results in the assessment of a fee based on remaining time.

8. **Provision for income taxes:**

The provision for income taxes consists of the following:

	2004	2003
Current:		
Federal	$75,784	$16,636
State	5,600	1,251
Deferred	16,100	5,900
	$97,484	$23,787

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

9. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $326,998 and $321,563, which exceeded the minimum requirement of $100,000 by $226,998 and $221,563. The Company's net capital ratio was .86 to 1 in 2004 and .94 to 1 in 2003.

11. **Supplemental disclosure of cash flow information:**

Cash paid for interest was $2,717 and $3,958 in 2004 and 2003, respectively.

12

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE
UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2004	2003
Credits		
Shareholders' equity	$555,357	$411,695
Subordinated liability		75,000
	555,357	486,695
Less non-allowable assets:		
Other receivables		1,616
Other assets	203,228	140,076
Property and equipment, net	23,103	10,794
Deferred income taxes		10,700
	226,331	163,186
Net capital before haircuts on securities positions	329,026	323,509
Haircuts on securities positions	2,028	1,946
Net capital	326,998	321,563
Minimum net capital requirement	100,000	100,000
Excess of net capital	$226,998	$221,563
Aggregate indebtedness:		
Accrued expenses and other liabilities	$281,260	$303,056
Total aggregate indebtedness	$281,260	$303,056
Ratio of total aggregate indebtedness to net capital	.86 to 1	.94 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited December 31, 2004 Form X-17A-5 Part II filing, as amended.